No. 38 Zhujiang Road, Xingqu, Wuxi, Jiangsu Province, China 214028 Tel: 86-510-85360401 Fax:86-510-85360636 / 86-510 85226351

December 28, 2012

VIA EDGAR

Paul Monsour, Staff Attorney

Anne Nguyen Parker, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:          WSP Holdings Limited

Form 20-F for the Fiscal Year ended December 31, 2011

Filed April 30, 2012

File No. 001-33840

Dear Mr. Monsour and Ms. Parker:

This letter sets forth our responses to the comments contained in the letter dated December 10, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”)  regarding our annual report on Form 20-F for the year ended December 31, 2011 (“Form 20-F”).  For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and our responses thereto.

Form 20-F for Fiscal Year Ended December 31, 2011

Risk Factors

Restrictive covenants under our facility agreements.., page 4

1.                                      Please revise this risk factor heading or provide a separate risk factor that clearly discusses that you and your subsidiaries are in breach of certain covenants in your bank credit facility agreement.

In response to the Staff’s comment, we will add a new risk factor in our annual report on Form 20-F:

“We and our subsidiaries have been in breach of certain financial covenants under certain loan agreements, which, if not managed carefully, may trigger events of default and accelerated payment and adversely affect our business, financial condition and results of operations.

In August 2011, one of our subsidiaries entered into a syndicated bank credit facility agreement with two major lead commercial banks and six other participating commercial banks that provided us with a syndicated bank credit facility of up to RMB3.5 billion ($556.1 million), with an initial commitment of RMB2.86 billion ($453.9 million) for a term up to three years from the first drawdown date. This agreement contains financial covenants applicable to one of our major subsidiaries, including maintenance of debt to asset ratio not exceeding 72% in 2011, 71% in 2012 and 67% in 2013, minimum sales of RMB4 billion in 2011, RMB4.5 billion in 2012 and RMB5.5 billion in 2013, minimum net income of RMB80 million in 2011, RMB150 million in 2012 and RMB350 million in 2013, minimum current ratios of 170% in 2011, 180% in 2012 and 180% in 2013, and minimum quick ratios of 120% in 2011, 130% in 2012 and 130% in 2013. Additionally, we must also meet certain ratios and thresholds at the end of a one-year special observation period from July 1, 2011 to June 30, 2012. These ratios and thresholds also include maximum debt to asset ratio of 70%, minimum sales of RMB4.2 billion, minimum net income of RMB100 million, minimum current ratio of 170% and minimum quick ratio of 120%.

The subsidiary did not meet certain financial covenants under the syndicated loan facility agreement for the year ended December 31, 2011 and during the special observation period from July 1, 2011 to June 30, 2012.  We also believe that the subsidiary will be unlikely to meet certain financial covenants at the end of 2012.  In December 2012, the bank syndicate waived the past breaches of financial covenants during the observation period and agreed to continue to fulfill the terms of the syndicated loan facility.  The bank syndicate may not waive any future breaches or noncompliance.  Additionally, two of our other subsidiaries are also in breach of their financial covenants under project loans.  Our lenders have not accelerated the repayment of these borrowings under the aforementioned credit facilities.  Due to our breaches, we have classified our long-term loans under the syndicate loan facility and project loans from such banks into short-term loans due within one year.  However, if we are unable to reach an agreement with these lenders, they may accelerate repayment of these loans and we may not be able to repay the loans, which would have a material and adverse effect on our financial condition, results of operations and business prospects.  See the risk factor entitled “—Our financial statements indicate that there is a going concern uncertainty, which could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing.”  Furthermore, accelerated payments and/or defaults under our existing facility agreements may result in cross-defaults or cross-accelerations under our other loans with banks in China, which would have a material adverse effect on our business, financial condition and results of operations.

Operating and Financial Review and Prospects, page 38

2.                                      Please supplement your overview on page 39 to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003). For example, discuss in the overview section your significant short term borrowings and your failure to meet certain ratios and thresholds, as well as the actions you have taken to conserve cash, including slowing down or eliminating certain expansion plans. In addition, please discuss these challenges in your risk factors, such as the one entitled “We cannot assure you that we will be successful in implementing our future expansion plans…”

In response to the Staff’s comment, we will supplement “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Overview” on Form 20-F as follows to provide a discussion of the opportunities, challenges and risks we face in our business operations as well as actions taken to address these opportunities, challenges and risks:

“Sales.  In 2009, we began facing challenges in our business prospects resulted from declines in our sales in the United States due to the anti-dumping and countervailing duties imposed on Chinese OCTG products by the U.S. government as well as oversupply condition in domestic market, and these challenges have continued in 2010, 2011 and 2012.  We also face challenges as a result of the global slowdown and uncertainties in our targeted markets, namely China, North America, South America, the Middle East and Central Asia, which have caused project modifications, delays or cancellations, general business disruptions, and delays in, or nonpayment of, amounts that are owed to us from our customers.  In addition, because we depend on a limited number of customers, declines in our major customers’ businesses have also lead to a decline in purchase orders from these customers, which have adversely affected our business.

In light of the above challenges, we have been exploring, on a longer-term basis, to broaden our customer base in international markets such as South America, the Middle East, Central Asia and Africa, which provide opportunities for sales growth.  For example, in South America, we won a mandate from a state-owned oil company in Venezuela for $81.0 million of API and non-API casing pipes, API tubing pipes, line pipes and connectors in June 2011.  In the Middle East, we won a purchase order of $26.5 million for our API tubing pipes and other products in the first quarter of 2012.  We have also developed and launched in 2011 new series of non-API products for commercial use in our efforts to expand in domestic markets such as Xinjiang Autonomous Region, Sichuan Province, Shaanxi Province, Henan Province and Shandong Province, which provide opportunities for sales of higher-margin products.  As we continue to face challenges, we will continue to pursue aggressively international and domestic opportunities to increase sales.

Operations.  We have faced challenges in our operations due to overcapacity and production stoppages at some of our production facilities.  Declines in our sales have resulted in a low capacity utilization of our plants in Liaoning Province and Xinjiang Autonomous Region, and the maintenance of under-utilized facilities has added further pressure to our financial condition.  Our newly completed facilities in Thailand, which commenced commercial production in May 2011, have undergone a period of equipment testing, trial production, efficiency upgrades and personnel training, which caused production delays.  We are also facing challenges in our ability to win additional purchase orders of our products to allow our production facilities to operate at full capacity.  The maintenance of these facilities before they reach full utilization imposes significant pressure on our financial and operational conditions.

In light of the above challenges in our operations, we have been scaling down certain projects and downsizing our workforce to bring our production capacity in line with demand for our products, as well as conserve cash to improve our financial condition.  We have disposed certain assets for cash, including our equity interests in Kuitun Seamless in July 2011 and Chaoyang Seamless in January 2012, and the production facilities held by Houston OCTG in November 2012.  Our production facilities in Thailand became fully operational in the first quarter of 2012.  We are also increasing our efforts in winning purchase orders in our targeted markets in order to increase utilization of our production capacities.  We continue to adopt initiatives that will reduce overcapacity, improve our cost structure and streamline our operating structure in today’s challenging environment.

Financial condition.  We also face challenges in our financial condition due to significant operating losses and working capital deficiencies experienced by us since 2009, and negative operating cash flow experienced by us in years 2009 and 2010.  We have relied, and will continue to rely, largely on operating cash flow and short-term borrowings for the working capital needs of our operations.  A significant amount of our short-term borrowings is required to be refinanced, which raises challenges in our ability to continue as a going concern.  Given our reliance on borrowings, we face challenges in our relationship with our lenders and the lenders’ continued support for us is crucial to our operations. Please see “Item 3. Key Information—D. Risk Factors—Our financial statements indicate that there is a going concern uncertainty, which could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing” and “Item 3. Key Information—D. Risk Factors—We and our subsidiaries have been in breach of certain financial covenants under certain loan agreements, which, if not managed carefully, may trigger events of default and accelerated payment and adversely affect our business, financial condition and results of operations.”

In light of these challenges, we have been focused on deleveraging and improving our liquidity and cash flows.  For example, in August 2011, we entered into a syndicated loan facility with eight commercial banks for a total of RMB2.86 billion ($453.9 million), which allowed us to replace certain of our existing short-term borrowings with mid-term working capital loans.  We actively communicate with our lenders and inform them on a regular basis of our business conditions in order to maintain a good relationship with them and ensure the availability of their loans to us.  We have also taken various actions to conserve cash, such as reducing working capital requirements in operations through reduction of accounts receivables, inventories and other measures and reducing capital spending through delaying or scaling down certain projects. Specifically, the actions we have taken include:

•                  shutting down non-profitable or under-utilized plants and thereby reducing costs in connection with the maintenance of our production facilities;

•                  suspending expansion in our production facilities and thereby reducing capital expenditures and working capital;

•                  disposing certain assets for cash, including the equity interests in Kuitun Seamless and Chaoyang Seamless in July 2011 and January 2012, respectively, and the production facilities held by Houston OCTG in November 2012;

•                  increasing our efforts in accounts receivable collection, in particular the collection of accounts receivable from overseas customers;

•                  seeking extension for the payment of current and previous accounts payable; and

•                  improving our inventory management.

We believe that our actions have alleviated some of the pressure for our cash needs.  As we continue to face high leverage and large near-term maturities, we will continue to take actions to conserve cash.”

In addition, we will add the following paragraph as an introduction to “Factors Affecting our Results of Operations” in the same section:

“Please see below a discussion of the economic and industry-wide factors that affect our results of operations, including:

•                  Demand for seamless OCTG in the domestic and international markets;

•                  Supply of raw materials;

•                  Production capacity;

•                  Pricing; and

•                  Product mix and geographical distribution.

Overall, demand for our products in our targeted markets and pricing environment affect the revenues we generate from sales of our products while the supply of raw materials is the primary cost factor in our cost of goods sold.  Declines in sales during the past few years have also resulted in under-utilization of our production capacity, which prompted us to scale down our operations.  Product mix and geographical distribution affect our gross margin and operating margin.”

*              *              *

We hereby acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Form 20-F for the year ended December 31, 2011, please contact the undersigned at +86 510 8536 0401, or Benjamin Su, at Kirkland & Ellis, our U.S. counsel, at +852 3761 3306.

Very truly yours,

WSP Holdings Limited

By:	/s/ Choon Hoi Then
Name:	Choon Hoi Then
Title:	Chief Financial Officer

cc:                                David Zhang, Esq. Kirkland & Ellis

Benjamin Su, Esq. Kirkland & Ellis